EXHIBIT 99.1

Yuanbao Inc. Announces First Quarter 2026 Unaudited Financial Results

BEIJING, June 10, 2026 (GLOBE NEWSWIRE) -- Yuanbao Inc. (“Yuanbao” or the “Company”) (NASDAQ: YB), a leading technology-driven online insurance distributor in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

  Total revenues in the first quarter of 2026 were RMB1,315.9 million (US$190.8 million), representing a 35.6% increase from RMB970.1 million in the same period of 2025.
  Net income in the first quarter of 2026 was RMB387.6 million (US$56.2 million), representing a 31.4% increase from RMB295.1 million in the same period of 2025.
  Net income margin in the first quarter of 2026 was 29.5%, compared with 30.4% in the same period of 2025.
  Net operating cash inflow in the first quarter of 2026 was RMB721.3 million (US$104.6 million).
  The Company’s Board of Directors approved an annual cash dividend of US$1.26 per ADS, and authorized a share repurchase program of up to US$15 million during a 12-month period.

Recent Developments

  The Company has developed an AI-powered service system based on multi-agent collaboration and launched an intelligent insurance consultation and planning application for consumers. The system focuses on key stages of the insurance decision-making process, providing capabilities such as interpretation of product coverage and benefits, assistance in assessing underwriting eligibility for users with pre-existing medical conditions, insurance planning suggestions, and policy explanation and comparison. Through multi-turn conversations, the system continuously refines user profiles to deliver personalized insurance consultation and planning services.

  On the technology front, the Company has built a structured knowledge system centered on an insurance-expertise knowledge base and domain-specific modeling capabilities, covering product clauses, underwriting rules, and service workflows. The knowledge base currently encompasses thousands of insurance products and their policy details, with millions of accumulated professional knowledge data entries spanning insurance, healthcare, and service processes. Through model training and optimization tailored to insurance scenarios, the system consistently enhances its own understanding of complex semantics, health condition descriptions, and policy rules. From an architectural perspective, a multi-agent collaborative mechanism enables modular execution of tasks such as requirement comprehension, information completion, knowledge retrieval, and solution generation, improving response quality and stability across complex consultation scenarios.

  In terms of business outcomes, these capabilities have measurably enhanced users’ understanding of insurance products, improved users’ decision-making efficiency, and strengthened the professionalism and trustworthiness of the consultation process. At the same time, by productizing professional knowledge and service capabilities, the Company continues to improve the standardization, professionalism, and intelligence capabilities of consumer-facing insurance consultation services.

  The Company is developing integrated AI capabilities as a core strategic initiative to enhance its organizational capabilities, driving the large-scale deployment and deep integration of AI Agents across all functions and processes and accelerating the paradigm shift from “tool-based AI” to “organization-wide AI.” The Company’s three-tier architecture of “platform + skills + scenarios” enables rapid composition and reliable operation of AI Agents in complex business scenarios.

Mr. Rui Fang, Chairman and Chief Executive Officer of Yuanbao, commented, “As the insurance industry enters a new phase of high-quality development characterized by structural optimization, value enhancement, and ecosystem integration, consumers’ awareness of health protection has continued to rise, and their demand for professional, personalized, and full-lifecycle insurance services has grown. The industry’s accelerating transition from ‘scale expansion’ to ‘high-quality development’ aligns closely with Yuanbao’s long-term strategic commitment to technology-driven development, user-centricity, and inclusive protection. Against this backdrop, we have consistently anchored our long-term growth in products and services. On the product side, we continue to work closely with insurance carriers to enhance and iterate our inclusive insurance offerings to comprehensively address customer needs, including specialized segments such as individuals with pre-existing conditions and new urban residents. We acted swiftly to fully integrate the ‘Commercial Insurance Innovative Drug Catalog’ into our product offerings, keeping pace with emerging policy trends and increasing public access to advanced therapies and high-quality medications. On the service side, we have deeply embedded technology into the claims process with the launch of our ‘Intelligent Claims Assistance’ feature, which assists partner insurers in conducting preliminary reviews of low-value, low-risk claims. Our proprietary claims review system automatically verifies claim documents and calculates settlement amounts, helping improve insurers’ claims processing efficiency, enhancing the overall user claims experience, and significantly shortening response times for small-value claims.

“As of the end of March, we had developed over 5,000 models capable of analyzing more than 5,800 labels, representing increases of approximately 250 models and 700 labels year over year. Our AI team continued to account for more than 10% of our total workforce. Going forward, we will continue to build out our integrated AI infrastructure and deepen the deployment of AI Agents across the entire insurance service process, enhancing our ability to identify user needs, match products, and deliver consulting services. These efforts will drive improvements in both operational efficiency and user experience, laying a solid foundation for establishing a full-lifecycle health and protection ecosystem. Supported by our solid financial fundamentals, sustained profitability, deep accumulation of data and large-model technologies, and long-term insights into users’ real needs, we are confident we can capture the industry’s structural opportunities. We remain dedicated to providing users with more professional, convenient, and trustworthy insurance services and creating long-term sustainable value for consumers, partners, and shareholders.”

Mr. Ray Wan, Chief Financial Officer of Yuanbao, added, “In the first quarter of 2026, we delivered another strong performance, driven by our continued business expansion and operating efficiency improvements. Total revenues for the quarter reached RMB1,315.9 million, reflecting a 35.6% increase year over year. Net income grew 31.4% year over year to RMB387.6 million, and net income margin stood at 29.5%. Meanwhile, our strong cash position and liquidity provide us with ample flexibility to continue advancing integrated AI development and other strategic priorities. We will remain focused on pursuing high-quality revenue growth, unlocking further operating leverage, and creating value for shareholders.

“Moreover, supported by our robust cash position and sustained operating cash flow generation, we are pleased to announce that our Board of Directors has approved an annual cash dividend of US$0.21 per ordinary share, or US$1.26 per ADS, together with a US$15 million share repurchase program. We believe these actions underscore the strength of our financial foundation and reflect our ongoing commitment to enhancing shareholder returns as we steadily grow the long‑term value of our Company.”

First Quarter 2026 Financial Results

Total Revenues. Total revenues in the first quarter of 2026 were RMB1,315.9 million (US$190.8 million), representing a 35.6% year-over-year increase from RMB970.1 million in the same period of 2025. This growth was primarily driven by significant increases in revenues from both insurance distribution services and system services.

Insurance Distribution Services. Revenues from insurance distribution services in the first quarter of 2026 were RMB411.3 million (US$59.6 million), representing a 27.8% year-over-year increase from RMB321.8 million in the same period of 2025. This growth was mainly due to an increase in the number of policies purchased by insurance consumers on Yuanbao’s platform, partly driven by the Company’s enhanced targeted marketing efforts.

System Services. Revenues from system services in the first quarter of 2026 were RMB904.6 million (US$131.1 million), representing a 39.8% year-over-year increase from RMB647.0 million in the same period of 2025. This growth was primarily driven by the Company’s strengthened ability to provide partnered insurance carriers with more effective marketing and analytics services and customer-related services, enabled by consistent improvements to its full consumer service cycle engine. The increase was also partially attributable to an enhanced provision of system services to existing and new partnered insurance carriers.

Others. Revenues from other services were RMB15.1 thousand (US$2.2 thousand) and RMB1.3 million in the first quarter of 2026 and 2025, respectively.

Total Operating Costs and Expenses. Total operating costs and expenses in the first quarter of 2026 were RMB878.6 million (US$127.4 million), representing a 29.1% year-over-year increase from RMB680.6 million in the same period of 2025.

Operations and Support Expenses. Operations and support expenses in the first quarter of 2026 were RMB47.5 million (US$6.9 million), representing a 6.0% year-over-year increase from RMB44.8 million in the same period of 2025. This increase was primarily driven by business growth.

Selling and Marketing Expenses. Selling and marketing expenses in the first quarter of 2026 were RMB638.2 million (US$92.5 million), representing a 29.4% year-over-year increase from RMB493.2 million in the same period of 2025. This increase was primarily due to enhanced efforts to attract new consumers and retain existing consumers.

General and Administrative Expenses. General and administrative expenses in the first quarter of 2026 were RMB86.6 million (US$12.6 million), representing a 30.0% year-over-year increase from RMB66.6 million in the same period of 2025. This increase was primarily due to salary increases.

Research and Development Expenses. Research and development expenses in the first quarter of 2026 were RMB106.3 million (US$15.4 million), representing a 39.7% year-over-year increase from RMB76.1 million in the same period of 2025. This increase was primarily due to enhanced research and development efforts and an expansion in R&D personnel, aimed at reinforcing the Company’s leadership position as a technology-driven online insurance distributor.

Investment Income. Investment income in the first quarter of 2026 was RMB14.6 million (US$2.1 million), representing a 112.1% year-over-year increase from RMB6.9 million in the same period of 2025. This growth was primarily due to higher gains from short-term investments.

Income Tax Expenses. Income tax expenses in the first quarter of 2026 were RMB69.4 million (US$10.1 million), representing a 932.4% year-over-year increase from RMB6.7 million in the same period of 2025. This increase was primarily driven by a higher effective tax rate. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Net Income Margin. Net income in the first quarter of 2026 was RMB387.6 million (US$56.2 million), representing a 31.4% increase from RMB295.1 million in the same period of 2025. Net income margin in the first quarter of 2026 was 29.5%, compared with 30.4% in the same period of 2025.

Non-GAAP Adjusted Net Income1 and Non-GAAP Adjusted Net Income Margin. Non-GAAP adjusted net income in the first quarter of 2026 was RMB408.8 million (US$59.3 million), representing a 31.0% increase from RMB312.2 million in the same period of 2025. Non-GAAP adjusted net income margin in the first quarter of 2026 was 31.1%, compared with 32.2% in the same period of 2025.

Basic and Diluted Net Income per ADS.2 Basic net income per ADS in the first quarter of 2026 was RMB8.60 (US$1.25), compared with RMB17.87 in the same period of 2025. Diluted net income per ADS in the first quarter of 2026 was RMB8.02 (US$1.16), compared with RMB6.46 in the same period of 2025.

_______________________
1 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
2 Each ADS represents six of the Company’s Class A ordinary shares, par value US$0.0001 per share.

Cash Position and Cash Flow

As of March 31, 2026, the Company had cash and cash equivalents, time deposits, restricted cash, short-term investments and long-term bank deposits of RMB4.74 billion (US$687.5 million), representing increases of 71.4% year over year and 17.4% quarter over quarter.

In the first quarter of 2026, net cash provided by operating activities was RMB721.3 million (US$104.6 million).

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB 6.8980 to US$1.00, the exchange rate in effect as of March 31, 2026, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Shareholder Return Activities

Declaration of Annual Cash Dividend. The Company’s Board of Directors has approved an annual cash dividend of US$1.26 per ADS or US$0.21 per ordinary share to the holders of record of the Company’s ADSs and ordinary shares (excluding certain Class A Ordinary Shares held by Citibank N.A., as the depositary bank, for bulk issuance of ADSs reserved under the Company’s share incentive plans) as of the close of business on July 2, 2026 (Eastern Time). This dividend underscores the Company’s commitment to shareholder returns while maintaining a robust cash position. Future dividends remain subject to the approval of the Company’s Board of Directors. The payment date is expected to be on or around July 21, 2026 (Eastern Time) for holders of ordinary shares and on or around July 28, 2026 (Eastern Time) for holders of ADSs, and the precise timing of receipt may vary based on the processing efficiency of the respective holding brokerage.

Share Repurchase Program. The Company announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to US$15 million of its ordinary shares in the form of American depositary shares over a 12-month period. Mr. Rui Fang, Chairman and Chief Executive Officer of Yuanbao, commented, “The share repurchase program is a strong indication of our Board’s confidence in our business outlook and long-term strategy, and we believe it will ultimately benefit the Company and create value for our shareholders.” Repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The Board will review the share repurchase program periodically, and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company plans to fund repurchases from its existing cash balance.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Wednesday, June 10, 2026 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter of 2026.

Participant Online Registration:
https://register-conf.media-server.com/register/BI37c602a9bd0e421dac580195fbc42911

Participants should complete online registration using the link provided above at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at ir.yb-inc.com.

About Yuanbao Inc.

Yuanbao Inc. is a leading technology-driven online insurance distributor in China, committed to protecting health and well-being through innovative technology. Leveraging its proprietary consumer service cycle engine and advanced technologies, Yuanbao delivers customized insurance solutions from its partnered insurance carriers to over ten million insurance consumers throughout the entire insurance lifecycle, ranging from personalized recommendations to post-sales services. Through deep collaboration with insurance carriers and the use of data-driven insights, Yuanbao empowers carriers to tailor flagship products, enhances consumer engagement, and drives scalable and efficient distribution.

For more information, please visit: ir.yb-inc.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company uses non-GAAP financial measures, including adjusted net income and adjusted net income margin, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expense, and adjusted net income margin represents adjusted net income as a percentage of revenue. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as an analytical tool and when assessing the Company’s operating performance, investors should not consider it in isolation. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as a comparative measure to the Company’s data.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement contain forward-looking statements. Yuanbao may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Yuanbao’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yuanbao’s mission, goals and strategies; Yuanbao’s future business development, financial condition and results of operations; the expected growth of the insurance industry in China; Yuanbao’s expectations regarding demand for and market acceptance of its products and services; Yuanbao’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance industry. Further information regarding these and other risks is included in Yuanbao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yuanbao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yuanbao Inc.
E-mail: ir@yb-inc.com

Piacente Financial Communications
Helen Wu
Tel: +86-10-6508-0677
E-mail: yb@thepiacentegroup.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: yb@thepiacentegroup.com

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data)
	As of December 31, 2025	As of March 31, 2026
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	860,455	1,100,653	159,561
Time deposits	273,416	192,561	27,915
Restricted cash	23,525	21,488	3,115
Short-term investments	2,829,462	3,374,971	489,268
Accounts receivable, net	441,414	517,208	74,980
Prepayments and other current assets, net	29,768	33,031	4,789
Total current assets	4,458,040	5,239,912	759,628
Non-current assets:
Property and equipment, net	13,784	12,794	1,855
Intangible assets, net	64,553	94,740	13,734
Long-term bank deposits	52,492	52,816	7,656
Right-of-use assets	8,566	5,090	738
Deferred tax assets, net	33,337	36,649	5,313
Other non-current assets, net	24,796	17,856	2,589
Total non-current assets	197,528	219,945	31,885
TOTAL ASSETS	4,655,568	5,459,857	791,513
LIABILITIES
Current liabilities:
Accounts payable	17,378	27,025	3,918
Contract liabilities	63,541	83,316	12,078
Salary and welfare payable	230,039	278,076	40,313
Taxes payable	43,275	81,790	11,857
Current lease liabilities	7,077	3,849	558
Accrued expenses and other current liabilities	777,416	1,029,776	149,286
Total current liabilities	1,138,726	1,503,832	218,010
Non-current liabilities:
Non-current lease liabilities	846	403	58
Deferred tax liabilities, net	169,701	205,952	29,857
Total non-current liabilities	170,547	206,355	29,915
TOTAL LIABILITIES	1,309,273	1,710,187	247,925
SHAREHOLDERS' EQUITY:
Class A ordinary shares	135	135	20
Class B ordinary shares	55	55	8
Additional paid-in capital	3,179,602	3,201,317	464,094
Statutory reserves	230,033	230,033	33,348
Accumulated (deficit)/retained earnings	(72,851)	314,796	45,635
Accumulated other comprehensive income	9,321	3,334	483
TOTAL SHAREHOLDERS' EQUITY	3,346,295	3,749,670	543,588
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,655,568	5,459,857	791,513

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (All amounts in thousands, except for share, per share data, ADS and per ADS data)
	For the three months ended,
	March 31, 2025	March 31, 2026
	RMB	RMB	USD
Revenues	970,056	1,315,861	190,760
Operating costs and expenses*:
Operations and support	(44,756)	(47,453)	(6,879)
Selling and marketing expenses	(493,150)	(638,219)	(92,523)
General and administrative expenses	(66,640)	(86,618)	(12,557)
Research and development expenses	(76,098)	(106,342)	(15,416)
Total operating costs and expenses	(680,644)	(878,632)	(127,375)
Other income:
Interest income	5,228	4,744	688
Exchange loss	(138)	(1,932)	(280)
Investment income	6,879	14,591	2,115
Others, net	439	2,372	344
Income before income taxes	301,820	457,004	66,252
Income tax expenses	(6,718)	(69,356)	(10,055)
Net income	295,102	387,648	56,197
Accretion to preferred shares redemption value	21,586	-	-
Net income attributable to Yuanbao Inc.’s ordinary shareholders	316,688	387,648	56,197

Net income	295,102	387,648	56,197
Other comprehensive loss:
Foreign currency translation adjustments	(316)	(5,987)	(868)
Total comprehensive income	294,786	381,661	55,329
Accretion to preferred shares redemption value	21,586	-	-
Comprehensive income attributable to Yuanbao Inc.’s ordinary shareholders	316,372	381,661	55,329

Net income per share attributable to Yuanbao Inc.’s ordinary shareholders
Basic	2.98	1.43	0.21
Diluted	1.08	1.34	0.19

Net income per ADS** attributable to Yuanbao Inc.’s ordinary shareholders
Basic	17.87	8.60	1.25
Diluted	6.46	8.02	1.16

Weighted average number of ordinary shares used in computing net income per share
Basic	106,358,492	270,531,986	270,531,986
Diluted	273,915,113	289,874,722	289,874,722

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED) (All amounts in thousands, except for share, per share data, ADS and per ADS data)

*Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended,
	March 31, 2025	March 31, 2026
	RMB	RMB	USD
Operations and support	(11)	(6)	(1)
Selling and marketing expenses	(3,730)	(3,894)	(565)
General and administrative expenses	(8,437)	(10,270)	(1,489)
Research and development expenses	(4,901)	(7,019)	(1,018)
Total	(17,079)	(21,189)	(3,073)

** Each ADS represents six Class A ordinary shares.

YUANBAO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (UNAUDITED) (All amounts in thousands, unless otherwise noted)
	For the three months ended,
	March 31, 2025	March 31, 2026
	RMB	RMB	USD
Net income	295,102	387,648	56,197
Add:
Share-based compensation expenses	17,079	21,189	3,073
Non-GAAP adjusted net income	312,181	408,837	59,270